Exhibit 4.3

THE FIRST AMERICAN CORPORATION,

as Issuer,

AND

WILMINGTON TRUST COMPANY,

as Trustee

SECOND SUPPLEMENTAL INDENTURE

Dated as of April 30, 2010

THIS SECOND SUPPLEMENTAL INDENTURE is dated as of April 30, 2010 among The First American Corporation, a California corporation formerly known as The First American Financial Corporation (the "Company"), and Wilmington Trust Company, not in its individual capacity, but solely as trustee (the "Trustee").

RECITALS

A.
The Company has executed and delivered to the Trustee a Senior Indenture, dated as of April 7, 1998 (as amended and supplemented by the First Supplemental Indenture, dated as of July 26, 2004, the "Indenture"), to provide for the issuance by the Company from time to time of securities evidencing its unsecured senior indebtedness.

B.	The Company issued $150,000,000 in principal amount of 5.70% Senior Notes Due August 1, 2014 (the "Senior Notes") on July 26, 2004, pursuant to the First Supplemental Indenture.

C.
Pursuant to Section 9.2 of the Indenture, the Company and the Trustee may enter into a supplemental indenture with the consent of holders of not less than a majority in principal amount of the outstanding securities of each series affected by such supplemental indenture.

D.	This Second Supplemental Indenture affects the operative terms of the Indenture as they apply to the Senior Notes only.

E.
The Company has obtained and delivered to the Trustee, as required by Section 9.2 of the Indenture, on or prior to the date hereof, the consent of not less than a majority in principal amount of outstanding Senior Notes to the amendments to the Indenture set forth in this Second Supplemental Indenture.

F.	All things necessary to make this Second Supplemental Indenture the legal, valid and binding obligation of the Company, upon its execution, have been done.

NOW, THEREFORE, for and in consideration of the foregoing premises, the Company and the Trustee mutually covenant and agree for the equal and proportionate benefit of the respective holders from time to time of the Senior Notes as follows:

ARTICLE I

AMENDMENT TO SECTION 8.1 OF THE INDENTURE

Section 8.1 of the Indenture shall be amended, solely as it relates to the Senior Notes, to read in its entirety as follows:

Section 8.1                      Company May Consolidate, Etc., Only on Certain Terms.

(a)           The Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(1)           the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation, partnership or trust organized and existing under the laws of the United States of America or any State or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest on all the Securities and the performance of every covenant of this Indenture on the part of the Company to be performed or observed;

(2)           immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and

(3)           the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and any such supplemental indenture complies with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with; and the Trustee, subject to Section 6.1, may rely upon such Officers' Certificate and Opinion of Counsel as conclusive evidence that such transaction complies with this Section 8.1.

(b)           In connection with the Share Distribution, the provisions of Section 8.1(a) shall be interpreted as provided in the following sentence.  The Share Distribution and any and all transactions in contemplation thereof shall, taken together or separately, be deemed not to constitute the conveyance, transfer or lease of the Company's properties and assets substantially as an entirety, and shall be exempted from any determination of whether there has occurred a conveyance, transfer or lease of the Company's properties and assets substantially as an entirety.  For purposes of this Section 8.1(b), the term "Share Distribution" means the distribution by the Company to its shareholders of shares of First American Financial Corporation, a Delaware corporation and wholly-owned subsidiary of the Company, which will, at the time of the Share Distribution, consist of the Company's financial services businesses.

ARTICLE II

MISCELLANEOUS

Section 2.1  Definitions.

Capitalized terms used but not defined in this Second Supplemental Indenture shall have the meanings ascribed thereto in the Indenture.

Section 2.2  Confirmation of Indenture.

The Indenture, as supplemented and amended by this Second Supplemental Indenture, is in all respects ratified and confirmed, and the Indenture, this Second Supplemental Indenture and all indentures supplemental thereto, shall be read, taken and construed as one and the same instrument.

Section 2.3 Concerning the Trustee.

In entering into and carrying out the Trustee's responsibilities hereunder, the Trustee shall have all of the rights, protections and immunities that it possesses under the Indenture, including, without limitation, pursuant to Section 6.7 thereof.  The Trustee assumes no responsibility for the correctness of the recitals contained herein, each of which shall be taken as a statement of the Company.  The Trustee makes no representations as to and shall not be responsible in any manner whatsoever for the validity or sufficiency of this Second Supplemental Indenture or the due execution hereof by the Company.

Section 2.4  Governing Law.

This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles thereof.

Section 2.5  Effectiveness.

This Second Supplemental Indenture shall become binding upon the Trustee, the Company and holders of the Senior Notes upon execution by the Company and the Trustee; provided, however, that the amendments set forth in Article I hereof will become operative only upon the Company's delivery of a written notice to Wilmington Trust Company, as the tender agent for the Senior Notes, confirming the Company's acceptance for purchase of all Senior Notes validly tendered and not properly withdrawn pursuant to the Company's Offer to Purchase the Senior Notes, dated April 12, 2010, as it may be amended.

Section 2.6  Counterparts.

This Second Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute one and the same instrument.

Section 2.7  No Benefit.

Nothing in this Second Supplemental Indenture, express or implied, shall give to any Person other than the parties hereto and their successors or assigns, and the holders of the Senior Notes, any benefit or legal or equitable rights, remedy or claim under this Second Supplemental Indenture or the Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed all as of the day and year first above written.

THE FIRST AMERICAN CORPORATION

By: /s/ Anthony Piszel

    Name: Anthony Piszel

    Title: Chief Financial Officer

WILMINGTON TRUST COMPANY, not in its individual capacity, but solely as Trustee

By:/s/ W. T. Morris, II

    Name: W. Thomas Morris, II

    Title: Vice President